ArcelorMittal reports second quarter 2015 and half year 2015 results

Luxembourg, July 31, 2015 - ArcelorMittal (referred to as “ArcelorMittal” or the “Company”) (MT (New York, Amsterdam, Paris, Luxembourg), MTS (Madrid)), the world’s leading integrated steel and mining company, today announced results1 for the three and six month periods ended June 30, 2015.

Highlights:

▪	Health and safety: LTIF rate of 0.68x in 2Q 2015, lower as compared to 0.88x in 1Q 2015 and 0.87x in 2Q 2014
▪	EBITDA of $1.4 billion in 2Q 2015, stable as compared to 1Q 2015[2]
▪	Net income of $0.2 billion in 2Q 2015 as compared to a net loss of $0.7 billion in 1Q 2015
▪	Steel shipments of 22.2Mt in 2Q 2015, an increase of 3.4% YoY
▪	16.4Mt own iron ore production as compared to 16.6Mt in 2Q 2014; 10.8Mt shipped and reported at market prices, an increase of 2.7% as compared to 10.5Mt in 2Q 2014
▪	Iron ore unit cash costs reduced by 14% YoY; FY 2015 cost reduction target at 15%
▪	Net debt of $16.6 billion as of June 30, 2015, stable as compared to March 31, 2015 mainly due to positive free cash flow of $0.5 billion offset by negative forex ($0.2 billion) and dividends ($0.3 billion); Net debt lower by $0.9 billion YoY

Key developments:

▪	Record health and safety LTIF performance in 2Q 2015
▪	Record 7Mt iron ore shipped from flagship AMMC operations in Canada during 2Q 2015
▪	MOU signed with Sail for India automotive steel joint venture
▪	Investment approved to increase HRC and HDG capacity in Krakow, Poland
▪	Signed intention to construct Europe’s first-ever commercial scale production facility at Ghent, Belgium to create bioethanol from waste gases produced during the steelmaking process

Outlook and guidance:

▪	The Company’s guidance remains unchanged and continues to expect: 2015 EBITDA within the range of $6.0 - $7.0 billion; 2015 capital expenditures of approximately $3.0 billion; and 2015 net interest expense of approximately $1.4 billion
▪	The Company continues to expect positive free cash flow in 2015 and to achieve progress toward the medium term net debt target of $15 billion

Financial highlights (on the basis of IFRS1):

(USDm) unless otherwise shown	2Q 15	1Q 15	2Q 14	1H 15	1H 14
Sales	16,890	17,118	20,704	34,008	40,492
EBITDA	1,399	1,378	1,763	2,777	3,517
Operating income	579	571	832	1,150	1,506
Net income / (loss) attributable to equity holders of the parent	179	(728)	52	(549)	(153)
Basic income / (loss) per share (US$)	0.10	(0.41)	0.03	(0.31)	(0.09)

Own iron ore production (Mt)	16.4	15.6	16.6	31.9	31.4
Iron ore shipped at market price (Mt)	10.8	9.4	10.5	20.1	19.8
Crude steel production (Mt)	24.0	23.7	23.1	47.8	46.1
Steel shipments (Mt)	22.2	21.6	21.5	43.8	42.4
EBITDA/tonne (US$/t)	63	64	82	63	83
Steel-only EBITDA/tonne (US$/t)	58	59	64	58	64

Commenting, Mr. Lakshmi N. Mittal, ArcelorMittal Chairman and CEO, said:

“Despite continued pressure on both steel and iron-ore prices, we have delivered a consistent set of operating results compared with the first quarter.  Europe continues to be a bright spot, with EBITDA again improving by 10.5% compared with the first quarter of 2015.  Mining has also performed robustly against the backdrop of a lower iron-ore price, with ArcelorMittal Mines Canada reporting record shipment levels and improved costs. We remain concerned by the high level of imports.  Whilst we are somewhat encouraged by recent actions on potential trade defence measures from both the US and Europe, we are also taking action to adapt our own business. More positively, even against such a challenging backdrop, we have delivered a small net income for the second quarter, reduced net debt year on year and we still expect to be cash flow positive for the year.”

Second quarter 2015 earnings analyst conference call

ArcelorMittal management will host a conference call for members of the investment community to discuss the second quarter period ended June 30, 2015 on:

Date	US Eastern time	London	CET
Friday July 31, 2015	9.30am	2.30pm	3.30pm

The dial in numbers:
Location	Toll free dial in numbers	Local dial in numbers	Participant
UK local:	0800 051 5931	+44 (0)203 364 5807	18485400#
USA local:	186 6719 2729	+1 24 06450345	18485400#
France:	0800 9174780	+33 17071 2916	18485400#
Germany:	0800 965 6288	+49 692 7134 0801	18485400#
Spain:	90 099 4930	+34 911 143436	18485400#
Luxembourg:	800 26908	+352 27 86 05 07	18485400#

A replay of the conference call will be available for one week by dialing:
Number	Language	Access code
+49 (0) 1805 2047 088	English	467409#

The conference call will include a brief question and answer session with senior management. The presentation will be available via a live video webcast on www.arcelormittal.com.

Forward-Looking Statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Corporate responsibility and safety performance

Health and safety - Own personnel and contractors lost time injury frequency rate

Health and safety performance, based on own personnel figures and contractors lost time injury frequency (LTIF) rate, improved to 0.68x in the second quarter of 2015 (“2Q 2015”) as compared to 0.88x for the first quarter of 2015 (“1Q 2015”) and improved as compared to 0.87x for the second quarter of 2014 (“2Q 2014”). Significant improvement in health and safety performance was made across all segments during 2Q 2015.

Health and safety performance was improved at 0.79x in the first six months of 2015 (“1H 2015”) as compared to 0.86x for the first six months of 2014 (“1H 2014”), with improvements within Brazil, Europe and ACIS, offset by deterioration in the Mining and NAFTA segments.

The Company’s effort to improve the Group’s Health and Safety record continues and remains focused on both further reducing the rate of severe injuries and preventing fatalities.

Own personnel and contractors - Frequency rate

Lost time injury frequency rate	2Q 15	1Q 15	2Q 14	1H 15	1H 14
Mining	0.57	0.60	0.84	0.59	0.54

NAFTA	0.71	1.13	0.88	0.97	0.95
Brazil	0.42	0.71	0.47	0.59	0.72
Europe	0.97	1.15	1.25	1.05	1.23
ACIS	0.39	0.56	0.51	0.47	0.51
Total Steel	0.69	0.93	0.87	0.82	0.92

Total (Steel and Mining)	0.68	0.88	0.87	0.79	0.86

Key corporate responsibility highlights for 2Q 2015:

•	ArcelorMittal retained its listing in the FTSE4GOOD. ArcelorMittal is proud to have been a member of the FTSE4Good Index since 2007 and continuously uses the series as a reference standard.
•	ArcelorMittal joined IDH multi-stakeholder working group on sustainable tin production in Indonesia, demonstrating commitment to improving the economic, social and environmental sustainability of tin in its supply chain.
•	Local corporate responsibility reports published in Brazil, Belgium, Luxembourg, Germany and the USA highlighting operations’ sustainability achievements.

Analysis of results for the six months ended June 30, 2015 versus results for the six months ended June 30, 2014

Total steel shipments for 1H 2015 were 3.2% higher at 43.8 million metric tonnes as compared with 42.4 million metric tonnes for 1H 2014.

Sales for 1H 2015 decreased by 16% to $34.0 billion as compared with $40.5 billion for 1H 2014, primarily due to lower average steel selling prices (-18.1%) and lower seaborne iron ore prices (-46%), offset in part by higher steel shipments (+3.2%) and marketable iron ore shipments (+1.5%).

Depreciation of $1.6 billion for 1H 2015 was lower as compared to $2.0 billion for 1H 2014 primarily due to the impact of depreciation of all major currencies (Brazilian real, Euro and Canadian dollar) against the US dollar. Full year depreciation is expected to be approximately $3.5 billion as compared to $3.9 billion in 2014.

Impairment charges for 1H 2015 were $19 million relating to the closure of the Georgetown facility in the US, compared to nil in 1H 2014.

Operating income for 1H 2015 was $1.2 billion as compared to $1.5 billion in 1H 2014. Operating results for 1H 2015 were negatively impacted by a $69 million provision primarily related to onerous hot rolled and cold rolled contracts in the US (NAFTA). Operating results for 1H 2014 were negatively impacted by a $90 million charge following the settlement of US antitrust litigation.

Income from investments in associates, joint ventures and other investments in 1H 2015 was $123 million as compared to income in 1H 2014 of $154 million. Income from investments in associates, joint ventures and other investments in 1H 2015 and 1H 2014 includes the annual dividend received from Erdemir.

Net interest expense (including interest expense and interest income) was lower at $648 million in 1H 2015, as compared to $809 million in 1H 2014. The reduction is attributable to both lower gross debt outstanding and lower average cost. The Company continues to expect full year 2015 net interest expense of approximately $1.4 billion.

Foreign exchange and other net financing costs were $829 million for 1H 2015 as compared to costs of $707 million for 1H 2014. Foreign exchange and other net financing costs for 1H 2015 include foreign exchange loss of $423 million as compared to a gain of $11 million for 1H 2014, mainly on account of USD appreciation of 7.8% against the Euro (versus 1.0% appreciation in 1H 2014) and 14.4% appreciation against BRL (versus 6.4% depreciation in 1H 2014). This foreign exchange loss is largely non-cash and primarily relates to the impact of the USD appreciation on Euro denominated deferred tax assets partially offset by foreign exchange gain on euro debt. In addition, foreign exchange and other net financing costs for 1H 2014 include a payment following the termination of the Senegal greenfield project3 and non-cash gains and losses on convertible bonds and hedging instruments which matured during 2Q 2014.

ArcelorMittal recorded an income tax expense of $334 million for 1H 2015 as compared to an income tax expense of $217 million for 1H 2014.

Non-controlling interests for 1H 2015 were a charge of $11 million, as compared to a charge of $80 million for 1H 2014. Non-controlling interests for 1H 2015 and 1H 2014 represent a charge primarily related to minority shareholders’ share of net income recorded in ArcelorMittal Mines Canada and Belgo Bekaert Arames in Brazil.

ArcelorMittal’s net loss for 1H 2015 was $549 million, or $0.31 loss per share, as compared to net loss for 1H 2014 of $153 million, or $0.09 loss per share.

Analysis of results for 2Q 2015 versus 1Q 2015 and 2Q 2014

Total steel shipments for 2Q 2015 were 2.7% higher at 22.2 million metric tonnes as compared with 21.6 million metric tonnes for 1Q 2015, and 3.4% higher as compared to 21.5 million metric tonnes for 2Q 2014.

Sales for 2Q 2015 were $16.9 billion as compared to $17.1 billion for 1Q 2015 and $20.7 billion for 2Q 2014. Sales in 2Q 2015, were 1.3% lower as compared to 1Q 2015 primarily due to lower average steel selling prices (-5%) and lower iron ore reference prices (-6.4%), partially offset by higher steel shipments (+2.7%) and seasonally higher market priced iron ore shipments (+15.3%). Sales in 2Q 2015 were 18.4% lower as compared to 2Q 2014 due to lower average steel selling prices (-20.5%) and lower iron ore references prices (-43%), offset in part by higher steel shipments (+3.4%) and higher market priced iron ore shipments (+2.7%).

Depreciation remained stable at $801 million for 2Q 2015 as compared to $807 million in 1Q 2015, and was lower as compared to $931 million for 2Q 2014, primarily on account of foreign exchange impact due to depreciation of all major currencies (Brazilian real, Euro and Canadian dollar) against the US dollar.

Impairment charges for 2Q 2015 were $19 million relating to the closure of the Georgetown facility in the US, compared to nil in both 1Q 2015 and 2Q 2014.

Operating income for 2Q 2015 was $579 million, as compared to $571 million in 1Q 2015 and $832 million in 2Q 2014. Operating results for 1Q 2015 were negatively impacted by a $69 million provision primarily related to onerous hot rolled and cold rolled contracts in the US (NAFTA). Operating results for 2Q 2014 included a $90 million charge following the settlement of US antitrust litigation.

Income from investments in associates, joint ventures and other investments in 2Q 2015 was $125 million as compared to a loss in 1Q 2015 of $2 million. 2Q 2015 includes the annual dividend received from Erdemir and improved performance by Spanish investees. 1Q 2015 was negatively impacted by foreign exchange effects on various investees. Income from investments, associates, joint ventures and other investments in 2Q 2014 of $118 million mainly included the annual dividend received from Erdemir.

Net interest expense (including interest expense and interest income) in 2Q 2015 was stable at $325 million as compared to $323 million in 1Q 2015, and lower as compared to $383 million in 2Q 2014.

Foreign exchange and other net financing costs were $73 million for 2Q 2015 as compared to $756 million for 1Q 2015 and $327 million for 2Q 2014. Foreign exchange and other net financing costs for 2Q 2015 include a foreign exchange gain of $115 million as compared to a loss of $538 million for 1Q 2015 mainly on account of USD depreciation of 4% against the Euro (versus 11.4% appreciation in 1Q 2015) and 3.4% depreciation against BRL (versus 17.2% appreciation in 1Q 2015). This foreign exchange gain is largely non-cash and primarily relates to the gain from the impact of the USD depreciation on Euro denominated deferred tax assets, partially offset by foreign exchange loss on euro debt. Foreign exchange and other net financing costs for 2Q 2014 include non-cash gains and losses on convertible bonds and hedging instruments which matured during the quarter.

ArcelorMittal recorded income tax expense of $124 million for 2Q 2015, as compared to an income tax expense of $210 million for 1Q 2015 and income tax expense of $156 million for 2Q 2014.

Non-controlling interests for 2Q 2015 and 1Q 2015 represent a charge primarily related to minority shareholders’ share of net income recorded in ArcelorMittal Mines Canada and Belgo Bekaert Arames in Brazil. Non-controlling interest charges for 2Q 2014 primarily related to minority shareholders’ share of net income recorded in ArcelorMittal Mines Canada, partially offset by losses generated in ArcelorMittal South Africa.

ArcelorMittal recorded net income for 2Q 2015 of $179 million, or $0.10 earnings per share, as compared to a net loss of $728 million, or $0.41 loss per share for 1Q 2015, and net income of $52 million, or $0.03 earnings per share for 2Q 2014.

Capital expenditure projects

The following tables summarize the Company’s principal growth and optimization projects involving significant capital expenditures.

Completed projects in most recent quarters

Region / segment	Site	Project	Capacity / particulars	Actual completion
China	Hunan Province	VAMA auto steel JV	Capacity of 1.5mt pickling line, 1.0mt continuous annealing line and 0.5mt of hot dipped galvanizing auto steel	1Q 2015
USA	AM/NS Calvert	Continuous coating line upgrade to Aluminize line#4	Increased production of Usibor by 0.1mt / year	1Q 2015
Brazil	Juiz de Fora (Brazil)	Rebar expansion	Increase in rebar capacity by 0.4mt / year	1Q 2015
NAFTA	ArcelorMittal Dofasco (Canada)	Phase 1: Construction of a heavy gauge galvanizing line#6 to optimize galvanizing operations	Optimize cost and increase shipment of galvanized products by 0.3mt / year	2Q 2015

Ongoing projects

Segment	Site	Project	Capacity / particulars	Forecast completion
NAFTA	ArcelorMittal Dofasco (Canada)	Phase 2: Convert the current galvanizing line #4 to a Galvalume line	Allow the galvaline #4 to produce 160kt for galvalume and 128kt for galvanize	2016
Europe	ArcelorMittal Krakow (Poland)	HRM extension	Increase HRC capacity by 0.9mt/ year	2016
		HDG increase	Increasing HDG capacity by 0.4mt/ year	2016
Brazil	Acindar (Argentina)	New rolling mill	Increase in rolling capacity by 0.4mt / year for bars for civil construction	2016
Mining	Liberia	Phase 2 expansion project	Increase production capacity to 15mt/ year (high grade sinter feed)	Initial forecast of 2015 / Currently delayed(a)
Brazil	ArcelorMittal Vega Do Sul (Brazil)	Expansion project	Increase hot dipped galvanizing (HDG) capacity by 0.6mt / year and cold rolling (CR) capacity by 0.7mt / year	On hold
Brazil	Monlevade (Brazil)	Wire rod production expansion	Increase in capacity of finished products by 1.1mt / year	On hold(b)
	Juiz de Fora (Brazil)	Meltshop expansion	Increase in meltshop capacity by 0.2mt / year	On hold(b)

Brazil	Monlevade (Brazil)	Sinter plant, blast furnace and meltshop	Increase in liquid steel capacity by 1.2mt / year; Sinter feed capacity of 2.3mt / year	On hold

Joint venture projects

Region	Site	Project	Capacity / particulars	Forecast completion
Canada	Baffinland	Early revenue phase	Production capacity 3.5mt/ year (iron ore)	2H 2015
USA	AM/NS Calvert	Slab yard expansion	Increase coil production level up to 5.3mt/year coils.	2H 2016

a)	The Liberia phase 2 project to invest $1.7 billion to construct 15 million tonnes of concentrate capacity and associated infrastructure has been delayed. This follows the contractor’s declaration of force majeure on August 8, 2014 due to the Ebola virus outbreak in West Africa. Given the project delays and recent deterioration of iron ore prices, the Company is assessing its options to progress with this project. ArcelorMittal remains fully committed to Liberia. Phase 1 operations are continuing as normal at this time and to date have not been affected by the Ebola situation in Liberia.
b)	Though the Monlevade wire rod expansion project and Juiz de Fora meltshop expansion are expected to be completed in 2H 2015 and 2016 respectively, the Company does not expect to increase shipments until domestic demand improves.

Analysis of segment operations

NAFTA

(USDm) unless otherwise shown	2Q 15	1Q 15	2Q 14	1H 15	1H 14
Sales	4,545	4,777	5,423	9,322	10,351
EBITDA	225	53	177	278	436
Depreciation	155	156	170	311	359
Impairments	19	-	-	19	-
Operating income / (loss)	51	(103)	7	(52)	77

Crude steel production (kt)	5,775	5,908	6,153	11,683	12,409
Steel shipments (kt)	5,642	5,463	5,790	11,105	11,403
Average steel selling price (US$/t)	726	796	856	760	848

NAFTA segment crude steel production declined 2.3% to 5.8 million tonnes in 2Q 2015 as compared to 5.9 million tonnes for 1Q 2015.

Steel shipments in 2Q 2015 increased by 3.3% to 5.6 million tonnes as compared to 1Q 2015, primarily driven by a seasonal 2.3% increase in flat product steel shipments and a 5.1% increase in long product shipment volumes.

Sales in 2Q 2015 decreased by 4.9% to $4.5 billion as compared to 1Q 2015, due to lower average steel selling prices (-8.8%) offset in part by higher steel shipments as discussed above. Average steel selling price for flat products and long products declined –8.8% and –6.9%, respectively.

EBITDA in 2Q 2015 increased to $225 million as compared to $53 million in 1Q 2015. EBITDA for 1Q 2015 was negatively impacted by a $69 million provision primarily related to onerous hot rolled and cold rolled contracts in the US. EBITDA in 2Q 2015 was higher as compared to 1Q 2015 due to lower costs (including the benefit of inventory written-down in 1Q 2015) and higher steel shipment volumes, offset in part by lower average steel selling prices.

EBITDA in 2Q 2014 included a $90 million charge following the settlement of antitrust litigation in the United States and the residual costs resulting from the severe weather disruption in United States during 1Q 2014. EBITDA in 2Q 2015 improved year-on-year due to non-recurrence of the above mentioned items but was severely impacted by lower average steel selling prices (-15.2%) and lower steel shipments (-2.6%).

Brazil

(USDm) unless otherwise shown	2Q 15	1Q 15	2Q 14	1H 15	1H 14
Sales	2,167	2,119	2,431	4,286	4,787
EBITDA	360	377	414	737	839
Depreciation	85	86	109	171	247
Operating income	275	291	305	566	592

Crude steel production (kt)	2,934	2,875	2,382	5,809	4,795
Steel shipments (kt)	2,835	2,707	2,312	5,542	4,637
Average steel selling price (US$/t)	695	713	934	704	914

Brazil segment crude steel production was stable at 2.9 million tonnes in 2Q 2015 and 1Q 2015.

Steel shipments in 2Q 2015 increased by 4.7% to 2.8 million tonnes as compared to 1Q 2015, primarily driven by increased slab exports from Brazil and higher tubular shipment volumes.

Sales in 2Q 2015 increased by 2.2% to $2.2 billion as compared to 1Q 2015, due to higher steel shipments as discussed above, offset in part by lower average steel selling prices (-2.5%).

EBITDA in 2Q 2015 declined by 4.7% to $360 million as compared to $377 million in 1Q 2015. EBITDA declined on account of lower average steel selling prices offset partially by higher steel shipment volumes and the improvement in our tubular operations.

EBITDA in 2Q 2015 was lower as compared to 2Q 2014 by 13.2% due to lower average steel selling prices (-25.6%) offset in part by higher steel shipments (+22.6%) following the restart of the furnace in Tubarao, Brazil, in July 2014.

Europe

(USDm) unless otherwise shown	2Q 15	1Q 15	2Q 14	1H 15	1H 14
Sales	8,547	8,600	10,518	17,147	20,840
EBITDA	680	616	689	1,296	1,224
Depreciation	293	299	355	592	810
Operating income	387	317	334	704	414

Crude steel production (kt)	11,644	11,341	10,941	22,985	21,840
Steel shipments (kt)	10,895	10,662	10,191	21,557	20,200
Average steel selling price (US$/t)	617	633	799	625	804

Europe segment crude steel production increased by 2.7% to 11.6 million tonnes in 2Q 2015, as compared to 1Q 2015.

Steel shipments in 2Q 2015 increased by 2.2% to 10.9 million tonnes as compared to 1Q 2015, primarily due to 9.7% increase in long product shipment volumes benefiting from seasonality and improved demand.

Sales in 2Q 2015 remained stable at $8.5 billion as compared to 1Q 2015, with lower average steel selling prices (-2.5%), being offset by higher steel shipments as discussed above. Average steel selling prices for flat and long products decreased by 2.1% and 1.9%, respectively, largely due to exchange rate effects. Local average steel prices declined marginally, partially reflecting lower raw material costs.

EBITDA in 2Q 2015 increased by 10.5% to $680 million as compared to $616 million in 1Q 2015, reflecting improved market conditions offset in part by negative translation impacts.

EBITDA in 2Q 2015 was 1.3% lower than 2Q 2014 primarily on account of translation loss. EBITDA in Euro terms increased by 22.7% reflecting improved steel shipment volumes (+6.9%) as well as the benefits of cost optimization efforts.

ACIS4

(USDm) unless otherwise shown	2Q 15	1Q 15	2Q 14	1H 15	1H 14
Sales	1,649	1,721	2,300	3,370	4,307
EBITDA	88	133	156	221	265
Depreciation	106	108	131	214	260
Operating income / (loss)	(18)	25	25	7	5

Crude steel production (kt)	3,696	3,603	3,600	7,299	7,013
Steel shipments (kt)	3,205	3,006	3,306	6,211	6,493

Average steel selling price (US$/t)	450	507	592	477	580

ACIS segment crude steel production in 2Q 2015 increased by 2.6% to 3.7 million tonnes as compared to 1Q 2015 driven by higher production in Kazakhstan offset in part by lower production in South Africa on account of weak domestic market conditions.

Steel shipments in 2Q 2015 increased by 6.6% to 3.2 million metric tonnes as compared to 1Q 2015, primarily due to seasonally higher shipments in our CIS operations offset in part by lower volumes in South Africa as explained above.

Sales in 2Q 2015 decreased by 4.2% to $1.6 billion as compared to 1Q 2015. This decrease was primarily due to lower average steel selling prices (-11.3%) offset in part by higher steel shipment volumes. Average steel selling prices were lower in Ukraine (-5.9%) and Kazakhstan (-8.6%) impacted by weaker CIS prices, and in South Africa (-12.7%).

EBITDA in 2Q 2015 decreased by 33.8% to $88 million as compared to $133 million in 1Q 2015, due to lower average steel selling prices partially offset by higher volumes in the CIS operations and continued cost reduction efforts.

EBITDA in 2Q 2015 was 43.4% lower as compared to 2Q 2014 primarily due to lower average steel selling prices (-24%) and lower steel shipments (-3.1%). EBITDA declined primarily in our CIS operations.

Mining

(USDm) unless otherwise shown	2Q 15	1Q 15	2Q 14	1H 15	1H 14
Sales	964	758	1,383	1,722	2,639
EBITDA	115	114	388	229	821
Depreciation	157	150	155	307	314
Operating income / (loss)	(42)	(36)	233	(78)	507

Own iron ore production (a) (Mt)	16.4	15.6	16.6	31.9	31.4
Iron ore shipped externally and internally at market price (b) (Mt)	10.8	9.4	10.5	20.1	19.8
Iron ore shipment - cost plus basis (Mt)	6.4	4.1	6.2	10.5	10.4

Own coal production(a) (Mt)	1.5	1.6	1.8	3.1	3.6
Coal shipped externally and internally at market price(b) (Mt)	0.7	0.6	1.1	1.3	2.1
Coal shipment - cost plus basis (Mt)	0.9	0.8	0.8	1.7	1.6

(a) Own iron ore and coal production not including strategic long-term contracts

(b) Iron ore and coal shipments of market-priced based materials include the Company’s own mines, and share of production at other mines, and exclude supplies under strategic long-term contracts

Own iron ore production (not including supplies under strategic long-term contracts) in 2Q 2015 increased by 5.1% to 16.4 million metric tonnes as compared to 1Q 2015 on account of seasonally higher production in Canada. Own iron ore production (not including supplies under strategic long-term contracts) was 1.3% lower than 2Q 2014 primarily due to lower production in Liberia and Brazil partially offset by higher production in Canada due to efficiency gains.

Market priced iron ore shipments in 2Q 2015 increased by 15.3% to 10.8 million metric tonnes as compared to 1Q 2015 driven by seasonally improved shipments in Canada offset in part by lower Liberia shipments. Market priced iron ore shipments in 2Q 2015 increased by 2.7% as compared to 2Q 2014 driven by Canada following operational efficiency gains offset in part by lower Brazil and Liberian shipments.

Own coal production (not including supplies under strategic long-term contracts) in 2Q 2015 decreased 3.0% to 1.5 million metric tonnes as compared to 1Q 2015, primarily due to lower production in Kazakhstan. Own coal production (not including supplies under strategic long-term contracts) in 2Q 2015 decreased 14.3% as compared to 2Q 2014, primarily due to lower production at US operations and the disposal of the Kuzbass coal mines in Russia during the fourth quarter of 2014.

EBITDA in 2Q 2015 increased marginally to $115 million as compared to $114 million in 1Q 2015 primarily due to higher market priced iron ore shipment volumes and improved cost performance offset in part by lower seaborne iron ore market prices (-6.4%).

EBITDA in 2Q 2015 was 70.3% lower as compared to 2Q 2014, primarily due to lower seaborne iron ore market prices (-43%), partially offset by higher market priced iron ore shipment volumes (+2.7%), lower cost (unit iron ore cash costs down 14% year-on-year) and restructuring of our coal operations, including the sale of Kuzbass mines.

Liquidity and Capital Resources

For 2Q 2015, net cash provided by operating activities was $1,019 million, as compared to net cash used in operating activities of $915 million in 1Q 2015. Cash provided by operating activities in 2Q 2015 included a $392 million release of operating working capital as compared to a $1,206 million investment in operating working capital in 1Q 2015. Rotation days during 2Q 2015 increased to 55 days as compared to 54 days in 1Q 2015.

Net cash used in other operating activities in 2Q 2015 was $445 million (including several items such as income from associates, joint ventures and other investments, employee remuneration, income taxes and VAT). This compares to net cash provided by other operating activities in 1Q 2015 of $119 million and net cash used in other operating activities in 2Q 2014 of $384 million.

Net cash used in investing activities during 2Q 2015 was $419 million as compared to net cash used in investing activities during 1Q 2015 of $456 million. Capital expenditure decreased to $542 million in 2Q 2015 as compared to $745 million in 1Q 2015. The Company expects FY 2015 capital expenditures to be approximately $3.0 billion.

Cash flow from other investing activities in 2Q 2015 of $123 million primarily included a $47 million inflow from cash received from the Kiswire divestment5 and proceeds related to the sale of certain European distribution assets. Cash flow from other investing activities in 1Q 2015 of $289 million primarily included a $108 million inflow from the exercise of the fourth put option on Hunan Valin shares6, cash received from the Kiswire divestment5 and proceeds from the sale of tangible assets. Cash flow from other investing activities in 2Q 2014 of $167 million primarily included cash inflow from the divestures of ATIC7 group and Kiswire divestment5.

Net cash provided by financing activities for 2Q 2015 was $1,284 million as compared to net cash provided by financing activities of $313 million for 1Q 2015. Net proceeds from financing of $1.6 billion in 2Q 2015 includes the inflow of $1.0 billion relating to the proceeds from the issuance of two series of US dollar denominated notes, ($500 million aggregate principal amount of its 5.125% notes due 2020 and $500 million aggregate principal amount of its 6.125% notes due 2025). There were additional proceeds of $963 million from the issuance of €400 million Floating Rate Notes due April 9, 2018, and €500 million 3.00% Notes due April 9, 2021, issued under the Company’s Euro Medium Term Notes Programme, offset in part by the repayment of $332 million short term financing.

Net cash provided by financing activities for 1Q 2015 includes inflows related to issuance of $877 million (€750 million) 3.125% Notes due January 14, 2022, under the Company’s Euro Medium Term Notes Programme, $339 million of short term financing and proceeds from a 4-year €75 million term loan, offset in part by a repayment of a $1.0 billion loan.

During 2Q 2015, the Company paid $331 million in dividends to ArcelorMittal shareholders. During 1Q 2015, the Company paid $53 million in dividends primarily to minority shareholders in ArcelorMittal Mines Canada.

At June 30, 2015, the Company’s cash and cash equivalents (including restricted cash and short-term investments) amounted to $4.7 billion as compared to $2.8 billion at March 31, 2015.

Gross debt of $21.3 billion at June 30, 2015, increased from $19.4 billion at March 31, 2015 and was lower than $21.8 billion at June 30, 2014. Gross debt was higher at June 30, 2015 due to the issuances in April 2015 and June 2015 as detailed above.

As of June 30, 2015, net debt remained stable at $16.6 billion as compared with March 31, 2015, primarily driven by positive free cash flow of $0.5 billion, offset by forex effects ($0.2 billion) and dividends ($0.3 billion).

During the second quarter of 2015 the Company signed a $6 billion Revolving Credit Facility (incorporating $2.5 billion three year and $3.5 billion five year tranches). The Facility replaced the $2.4 billion revolving credit facility agreement dated May 6, 2010 and the $3.6 billion revolving credit facility agreement dated March 18, 2011. The Facility gives ArcelorMittal improved terms over the former facilities, and extends the average maturity date by approximately two years. The $6 billion credit facility contains a financial covenant of 4.25x Net debt / EBITDA.

The Company had liquidity of $10.7 billion at June 30, 2015, consisting of cash and cash equivalents (including restricted cash and short-term investments) of $4.7 billion and $6.0 billion of available credit lines. On June 30, 2015, the average debt maturity was 6.3 years.

Key recent developments

•	On July 13, 2015, ArcelorMittal, LanzaTech, the carbon recycling company, and Primetals Technologies, a leading technology and service provider to the iron and steel industry announced they have entered into a letter of intent to construct Europe’s first-ever commercial scale production facility to create bioethanol from waste gases produced during the steelmaking process. The resulting use of bioethanol can cut greenhouse gas emissions by over 80 per cent compared with conventional fossil fuels. Construction of the €87 million flagship pilot project, which will be located at ArcelorMittal’s steel plant in Ghent, Belgium, is anticipated to commence later this year, with bioethanol production expected to start mid-2017.

•	On July 10, 2015, ArcelorMittal announced that Simon Wandke has been nominated Executive Vice President of ArcelorMittal and promoted to Chief Executive Officer of ArcelorMittal Mining, with immediate effect. Simon replaces Bill Scotting, who is leaving the company to pursue other opportunities.

•	On July 7, 2015, ArcelorMittal Poland announced it will restart preparations for the relining of blast furnace No. 5 in Krakow, which is coming to the end of its lifecycle in mid-2016. Total investments in the primary operations in the Krakow plant will amount to PLN 200 million (more than €40 million), which also includes modernization of the basic oxygen furnace No. 3. Additional projects in the downstream operations will also be implemented. These include the extension of the hot rolling mill capacity by 0.9 million tons per annum and increasing the hot dip galvanizing capacity by 0.4 million tons per annum. The value of those two projects exceeds PLN 300 million (€90 million) in total. In total, the group will invest more than PLN 500 million (more than €130 million) in its operations in Krakow, including both upstream and downstream installations.

•	On July 3, 2015, ArcelorMittal announced the issuance of CHF 225 million 2.50%. Notes due 3 July 2020 (the "Notes"). The Notes were issued under ArcelorMittal’s €6 billion wholesale Euro Medium Term Notes Programme, pursuant to a separate Swiss Prospectus. The proceeds of the issuance will be used to repay or prepay existing indebtedness.

•	On July 2, 2015, ArcelorMittal redeemed its $1 billion 4.5% Unsecured Notes due August 5, 2015, prior to their scheduled maturity for a total amount of $1,022 million, including premium and accrued interest.

•	On July 1, 2015, ArcelorMittal was recognized as a premium supplier to the automotive industry, receiving awards from PSA Peugeot Citroën and Dana Reinz for its breakthrough products and service. The Company was named best supplier in global carmaker PSA Peugeot Citroën’s “Value Creation” category at its 2015 Best Supplier Awards. The accolade recognizes the introduction of ArcelorMittal’s Fortiform® family of high-strength steels for cold stamping, which has enabled the carmaker to reuse its existing conventional stamping presses while achieving weight savings of between 10 and 20 percent.

•	On May 27, 2015, ArcelorMittal completed the pricing of two series of US dollar denominated notes, consisting of $500 million aggregate principal amount of its 5.125% notes due 2020 and $500 million aggregate principal amount of its 6.125% notes due 2025. ArcelorMittal will use the net proceeds (after fees and expenses) to repay existing indebtedness in particular the early redemption (through the exercise of the make-whole option) of bonds maturing in August 2015.

•	On May 22, 2015, ArcelorMittal and the Steel Authority of India Limited (‘SAIL’), India’s leading steel company, signed a Memorandum of Understanding (‘MoU’) to set up an automotive steel manufacturing facility under a Joint Venture (‘JV’) arrangement in India. The MoU is the first step of a process to establish a JV between the two companies. The proposed JV will construct a state-of-the-art cold rolling mill and other downstream finishing facilities in India that will offer technologically advanced steel products to India’s rapidly growing automotive sector.

Outlook and guidance

Based on the current economic outlook, ArcelorMittal expects global apparent steel consumption (“ASC”) to be stable in 2015 as compared to 2014. ArcelorMittal expects the pick-up in European manufacturing activity to continue and support ASC growth of approximately +1.5% to +2.5% in 2015. Whilst underlying demand continues to expand in the US, due to the destock that occurred during the first six months of the year, ASC is expected to decline by -3% to -4% in 2015; nevertheless, ASC in the US in the 2H 2015 is expected to be approximately +2% to +3% above the 1H 2015 level. The outlook for emerging markets remains weak and we have revised our ASC forecasts accordingly: In Brazil, particularly due to a weaker construction market, ASC is expected to decline by -11% to -13%; for the CIS we expect a decline in ASC of -8% to -10%. In China, we see signs of stabilization due to the government’s targeted stimulus, however the real estate market remains weak and we expect a slight decline of up to -1% in apparent steel consumption in 2015. While risks remain to the global demand picture, given ArcelorMittal’s specific geographical and end market exposures, the Company expects its steel shipments to increase by between +3% to +5%  in 2015 as compared to 2014.

Assuming current market conditions persist into 2H 2015, and given an improvement is expected in the US due to the ongoing end of destocking and improved Calvert operations, as well as actions taken to improve the cost base, the Company’s guidance for 2015 remains unchanged and we continue to expect 2015 EBITDA to be within the range of $6.0 - $7.0 billion. Furthermore, the Company expects 2015 capital expenditures of approximately $3.0 billion and 2015 net interest expense of approximately $1.4 billion.

Importantly, the Company continues to expect positive free cash flow in 2015 and to achieve progress towards the medium term net debt target of $15 billion.

ArcelorMittal Condensed Consolidated Statements of Financial Position1

Jun 30,	Mar 31,	Dec 31,
In millions of U.S. dollars	2015	2015	2014
ASSETS
Cash and cash equivalents including restricted cash	4,712	2,779	4,016
Trade accounts receivable and other	4,283	4,253	3,696
Inventories	15,466	15,537	17,304
Prepaid expenses and other current assets	2,402	2,492	2,627
Assets held for sale[8]	24	-	414
Total Current Assets	26,887	25,061	28,057

Goodwill and intangible assets	7,279	7,104	8,104
Property, plant and equipment	42,648	41,694	46,593
Investments in associates and joint ventures	5,532	5,394	5,833
Deferred tax assets	7,214	6,982	7,962
Other assets	2,372	2,282	2,630
Total Assets	91,932	88,517	99,179

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	3,239	2,441	2,522
Trade accounts payable and other	10,291	10,276	11,450
Accrued expenses and other current liabilities	6,023	6,211	6,994
Liabilities held for sale[8]	-	-	157
Total Current Liabilities	19,553	18,928	21,123

Long-term debt, net of current portion	18,031	16,986	17,275
Deferred tax liabilities	2,707	2,670	3,004
Other long-term liabilities	11,808	11,634	12,617
Total Liabilities	52,099	50,218	54,019

Equity attributable to the equity holders of the parent	36,813	35,452	42,086
Non–controlling interests	3,020	2,847	3,074
Total Equity	39,833	38,299	45,160
Total Liabilities and Shareholders’ Equity	91,932	88,517	99,179

ArcelorMittal Condensed Consolidated Statement of Operations1

In millions of U.S. dollars unless otherwise shown	Three months ended			Six months ended
	June 30, 2015	March 31, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Sales	16,890	17,118	20,704	34,008	40,492
Depreciation	(801)	(807)	(931)	(1,608)	(2,011)
Impairment	(19)	-	-	(19)	-
Operating income	579	571	832	1,150	1,506
Operating margin %	3.4%	3.3%	4.0%	3.4%	3.7%

Income / (loss) from associates, joint ventures and other investments	125	(2)	118	123	154
Net interest expense	(325)	(323)	(383)	(648)	(809)
Foreign exchange and other net financing (loss)	(73)	(756)	(327)	(829)	(707)
Income / (loss) before taxes and non-controlling interests	306	(510)	240	(204)	144
Current tax	(54)	(125)	(95)	(179)	(251)
Deferred tax	(70)	(85)	(61)	(155)	34
Income tax expense	(124)	(210)	(156)	(334)	(217)
Income / (loss) including non-controlling interests	182	(720)	84	(538)	(73)
Non-controlling interests	(3)	(8)	(32)	(11)	(80)
Net income / (loss) attributable to equity holders of the parent	179	(728)	52	(549)	(153)

Basic earnings (loss) per common share ($)	0.10	(0.41)	0.03	(0.31)	(0.09)
Diluted earnings (loss) per common share ($)	0.10	(0.41)	0.03	(0.31)	(0.09)

Weighted average common shares outstanding (in millions)	1,794	1,793	1,791	1,794	1,791
Adjusted diluted weighted average common shares outstanding (in millions)	1,797	1,793	1,793	1,794	1,791

EBITDA	1,399	1,378	1,763	2,777	3,517
EBITDA Margin %	8.3%	8.0%	8.5%	8.2%	8.7%

OTHER INFORMATION
Own iron ore production (million metric tonnes)	16.4	15.6	16.6	31.9	31.4
Crude steel production (million metric tonnes)	24.0	23.7	23.1	47.8	46.1
Total shipments of steel products (million metric tonnes)	22.2	21.6	21.5	43.8	42.4

ArcelorMittal Condensed Consolidated Statements of Cash flows1

In millions of U.S. dollars	Three months ended			Six months ended
	June 30, 2015	March 31, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Operating activities:
Net income / (loss) attributable to equity holders of the parent	179	(728)	52	(549)	(153)
Adjustments to reconcile net income /(loss) to net cash provided by operations:
Non-controlling interest	3	8	32	11	80
Depreciation and impairment	820	807	931	1,627	2,011
Deferred income tax	70	85	61	155	(34)
Change in operating working capital	392	(1,206)	856	(814)	(50)
Other operating activities (net)	(445)	119	(384)	(326)	(777)
Net cash provided by (used in) operating activities	1,019	(915)	1,548	104	1,077
Investing activities:
Purchase of property, plant and equipment and intangibles	(542)	(745)	(774)	(1,287)	(1,649)
Other investing activities (net)	123	289	167	412	(48)
Net cash used in investing activities	(419)	(456)	(607)	(875)	(1,697)
Financing activities:
Net proceeds / (payments) relating to payable to banks and long-term debt	1,589	386	(1,659)	1,975	(373)
Dividends paid	(331)	(53)	(5)	(384)	(62)
Payments for subordinated perpetual securities	-	-	-	-	(657)
Other financing activities (net)	26	(20)	(11)	6	(26)
Net cash provided by (used in) financing activities	1,284	313	(1,675)	1,597	(1,118)
Net increase (decrease) in cash and cash equivalents	1,884	(1,058)	(734)	826	(1,738)
Cash and cash equivalents transferred to assets held for sale	(1)	1	38	-	7
Effect of exchange rate changes on cash	72	(180)	9	(108)	(127)
Change in cash and cash equivalents	1,955	(1,237)	(687)	718	(1,858)

Appendix 1: Product shipments by region

(000'kt)	2Q 15	1Q 15	2Q 14	1H 15	1H 14
Flat	4,560	4,459	4,699	9,019	9,227
Long	1,217	1,158	1,193	2,375	2,405
NAFTA	5,642	5,463	5,790	11,105	11,403
Flat	1,604	1,514	948	3,118	1,847
Long	1,179	1,169	1,336	2,348	2,755
Brazil	2,835	2,707	2,312	5,542	4,637
Flat	7,470	7,544	7,039	15,014	14,031
Long	3,373	3,074	3,123	6,447	6,120
Europe	10,895	10,662	10,191	21,557	20,200
CIS	2,248	1,925	2,243	4,173	4,296
Africa	944	1,063	1,037	2,007	2,149
ACIS	3,205	3,006	3,306	6,211	6,493

Note: Others and eliminations line are not presented in the table

Appendix 2: Capital expenditures

(USDm)	2Q 15	1Q 15	2Q 14	1H 15	1H 14
NAFTA	97	90	116	187	226
Brazil	86	143	106	229	241
Europe	182	250	209	432	518
ACIS	86	93	110	179	215
Mining	90	173	220	263	429
Total	542	745	774	1,287	1,649

Note: Others and eliminations line are not presented in the table

Appendix 3: Debt repayment schedule as of June 30, 20159

Debt repayment schedule (USD billion)	2015	2016	2017	2018	2019	>2019	Total
Bonds	1.0	1.6	2.5	2.5	2.3	9.2	19.1
LT revolving credit lines
- $2.5bn tranche of $6bn revolving credit facility	-	-	-	-	-	-	-
- $3.5bn tranche of $6bn revolving credit facility	-	-	-	-	-	-	-
Commercial paper	0.2	-	-	-	-	-	0.2
Other loans	0.3	0.9	0.2	0.1	0.2	0.3	2.0
Total gross debt	1.5	2.5	2.7	2.6	2.5	9.5	21.3

Appendix 4: Credit lines available as of June 30, 201510

Credit lines available (USD billion)	Maturity	Commitment	Drawn	Available
- $2.5bn tranche of $6bn revolving credit facility	30/04/2018	2.5	0.0	2.5
- $3.5bn tranche of $6bn revolving credit facility	30/04/2020	3.5	0.0	3.5
Total committed lines		6.0	0.0	6.0

Appendix 5: EBITDA bridge from 1Q 2015 to 2Q 2015

USD millions	EBITDA 1Q 15	Volume & Mix - Steel (a)	Volume & Mix - Mining (a)	Price-cost - Steel (b)	Price-cost - Mining (b)	Other (c)	EBITDA 2Q 15
Group	1,378	105	16	(114)	(15)	29	1,399

a)	The volume variance indicates the sales value gain/loss through selling a higher/lower volume compared to the reference period, valued at reference period contribution (selling price–variable cost). The mix variance indicates sales value gain/loss through selling different proportions of mix (product, choice, customer, market including domestic/export), compared to the reference period contribution.
b)	The price-cost variance is a combination of the selling price and cost variance. The selling price variance indicates the sales value gain/loss through selling at a higher/lower price compared to the reference period after adjustment for mix, valued with the current period volumes sold. The cost variance indicates increase/decrease in cost (after adjustment for mix, one-time items and others) compared to the reference period cost. Cost variance includes the gain/loss through consumptions of input materials at a higher price/lower price, movement in fixed cost, changes in valuation of inventory due to movement in capacity utilization etc.
c)	“Other” includes a $69 million provision primarily related to onerous hot rolled and cold rolled contracts in the US recorded in 1Q’15 and foreign exchange translation impact.

Appendix 6: Terms and definitions

Unless indicated otherwise, or the context otherwise requires, references in this earnings release report to the following terms have the meanings set out next to them below:

LTIF: Lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors.

EBITDA: operating income plus depreciation, impairment expenses and exceptional items.

Free cash flow: net cash provided by operating activities less purchases of property, plant and equipment and intangibles.

Net debt: long-term debt, plus short term debt, less cash and cash equivalents, restricted cash and short-term investments (including those held as part of assets/liabilities held for sale).

Gross debt: long-term debt, plus short term debt, plus cash and cash equivalents, restricted cash and short-term investments (including those held as part of assets/liabilities held for sale).

Market priced tonnes: represent amounts of iron ore and coal from ArcelorMittal mines that could be sold to third parties on the open market. Market priced tonnes that are not sold to third parties are transferred from the Mining segment to the Company’s steel producing segments and reported at the prevailing market price. Shipments of raw materials that do not constitute market priced tonnes are transferred internally and reported on a cost-plus basis.

Foreign exchange and other net financing costs: include foreign currency swaps, bank fees, interest on pensions, impairments of financial instruments and revaluation of derivative instruments, and other charges that cannot be directly linked to operating results.

Average steel selling prices: calculated as steel sales divided by steel shipments.

Mining segment sales: i) “External sales”: mined product sold to third parties at market price; ii) “Market-priced tonnes”: internal sales of mined product to ArcelorMittal facilities and reported at prevailing market prices; iii) “Cost-plus tonnes” - internal sales of mined product to ArcelorMittal facilities on a cost-plus basis. The determinant of whether internal sales are reported at market price or cost-plus is whether the raw material could practically be sold to third parties (i.e. there is a potential market for the product and logistics exist to access that market).

Rotation days: days of accounts receivable plus days of inventory minus days of accounts payable. Days of accounts payable and inventory are a function of cost of goods sold of the quarter on an annualized basis. Days of accounts receivable are a function of sales of the quarter on an annualized basis.

Operating working capital: trade accounts receivable plus inventories less trade accounts payable.

Capex: includes the acquisition of intangible assets (such as concessions for mining and IT support) and includes payments to fixed asset suppliers.

Seaborne iron ore reference prices: refers to iron ore prices for 62% Fe CFR China.

Own iron ore production: Includes total of all finished production of fines, concentrate, pellets and lumps (excludes share of production and strategic long-term contracts).

On-going projects: Refer to projects for which construction has begun (excluding various projects that are under development), even if such projects have been placed on hold pending improved operating conditions.

EBITDA/tonne: calculated as EBITDA divided by total steel shipments.

Steel-only EBITDA: calculated as EBITDA less Mining segment EBITDA.

Steel-only EBITDA/tonne: calculated as steel-only EBITDA divided by total steel shipments.

Iron ore unit cash cost: includes weighted average pellet and concentrate cost of goods sold across all mines.

Liquidity: includes back-up lines for the commercial paper program.

Shipments: information at the Group level was previously based on a simple aggregation, eliminating intra-segment shipments and excluding shipments of the Distribution Solutions segment.  The new presentation of shipments information eliminates both inter- and intra–segment shipments which are primarily between Flat/Long plants and Tubular plants and continues to exclude the shipments of Distribution Solutions.

Operating segments: The NAFTA segment includes the Flat, Long and Tubular operations of USA, Canada and Mexico. The Brazil segment includes the Flat operations of Brazil, and the Long and Tubular operations of Brazil and its neighboring countries including Argentina, Costa Rica, Trinidad and Tobago and Venezuela. The Europe segment comprises the Flat, Long and Tubular operations of the European business, as well as Distribution Solution (AMDS). The ACIS division includes the Flat, Long and Tubular operations of Kazakhstan, Ukraine and South Africa.

1 The financial information in this press release has been prepared consistently with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). While the interim financial information included in this announcement has been prepared in accordance with IFRS applicable to interim periods, this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting”. The numbers in this press release have not been audited. The financial information and certain other information presented in a number of tables in this press release have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this press release reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers. This press release also includes certain non-GAAP financial measures.

2 EBITDA in 1Q 2015 of $1,378 million was negatively impacted by a $69 million provision primarily related to onerous hot rolled and cold rolled contracts in the US.

3 In 3Q 2013 ArcelorMittal impaired the entire amount of the investment that it had made up to September 30, 2013 in connection with a 2007 agreement with the State of Senegal regarding a mining and infrastructure project, as it viewed project implementation to be improbable in light of an ongoing arbitration proceeding. The parties have since agreed to settle the dispute and on December 12, 2014, the arbitral tribunal issued a procedural order formally closing the arbitration.

4 Effective from January 1, 2015, the functional currency of Kryvyi Rih was changed to the Ukrainian Hryvnia and the functional currency of Temirtau was changed to the Kazakhstan tenge due to changes in the regulatory and economic environment and transaction currencies of the operations.

5 On December 9, 2013, ArcelorMittal signed an agreement with Kiswire Ltd. for the sale of its 50% stake in the joint venture Kiswire ArcelorMittal Ltd in South Korea and certain other entities of its steel cord business in the US, Europe and Asia for a total consideration of $169 million. The net proceeds received in 2Q 2014 were $39 million being $55 million received in cash during the quarter minus cash held by steel cord business. Additionally, $28 million of gross debt held by the steel cord business has been transferred. During 1Q 2015, the Company received $45 million and the final instalment of $47 million received in 2Q 2015.

6 Following the sale of a 5% stake to Valin Group as a result of the exercise of the third put option on February 8, 2014, the Company’s interest in Hunan Valin decreased from 20% to 15%. On August 6, 2014, the Company exercised the fourth and final instalment, which subsequently led to the decrease in its stake in Hunan Valin from 15% to 10%. The Company received cash from the third and fourth instalment of $108 million both in the fourth quarter of 2014 and first quarter of 2015, respectively.

7 On April 30, 2014, ArcelorMittal and H.E.S. Beheer N.V. signed a sale and purchase agreement for the sale of ArcelorMittal’s 78% stake in European port handling and logistics company ATIC Services S.A. (“ATIC”) to HES Beheer for €155 million ($212 million). The net proceeds received were $144 million being $212 million cash proceeds minus cash held by ATIC. Additionally, $17 million debt held by ATIC has been transferred. The transaction is consistent with ArcelorMittal’s stated strategy of selective divestment of non-core assets. The transaction was completed on June 30, 2014.

8 Assets and liabilities held for sale as of June 30, 2015 include Coza mining assets in South Africa. Assets and liabilities held for sale as of December 31, 2014 included assets and liabilities held for sale related to distribution centers in Europe and the disposal of tangible assets.

9 On July 2, 2015, ArcelorMittal redeemed its $1 billion 4.5% Unsecured Notes due August 5, 2015, prior to their scheduled maturity for a total amount of $1,022 million, including premium and accrued interest.

10 In April 2015, the Company refinanced and extended $6 billion lines of credit (two tranches: $2.5 billion 3Yr and $3.5 billion 5Yr) with 4.25x Net debt / EBITDA covenant.